UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒    or    Form 40-F    ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-273003) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

TABLE OF DOCUMENT(S) SUBMITTED

1.	Unaudited quarterly consolidated Japanese GAAP financial statements as of and for the three months ended June 30, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Fumihiko Ito
Name: Fumihiko Ito
Title: Senior Managing Executive Officer Group Chief Financial Officer

Date: August 18, 2023

UNAUDITED QUARTERLY CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE THREE MONTHS ENDED JUNE 30, 2023

On August 14, 2023, we published our unaudited quarterly consolidated financial statements as of and for the three months ended June 30, 2023 prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, as part of our quarterly securities report (shihanki hokokusho) for the same period filed by us with the relevant Japanese authorities. This document is an English translation of the unaudited quarterly consolidated financial statements and the notes thereto included in such quarterly securities report. Japanese GAAP differs in certain respects from International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS, and generally accepted accounting principles in the United States. For a description of certain differences between IFRS and Japanese GAAP, see “Item 5.A Operating Results—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the SEC.

UNAUDITED QUARTERLY

CONSOLIDATED FINANCIAL STATEMENTS (JAPANESE GAAP)

QUARTERLY CONSOLIDATED BALANCE SHEETS

	Millions of yen				Millions of U.S. dollars
	March 31, 2023		June 30, 2023		June 30, 2023
Assets:
Cash and due from banks		¥75,913,960		¥76,733,528	$529,233
Call loans and bills bought		5,684,812		7,789,075	53,721
Receivables under resale agreements		5,785,945		8,152,427	56,228
Receivables under securities borrowing transactions		5,576,612		5,518,587	38,062
Monetary claims bought		5,558,287		5,361,348	36,977
Trading assets		8,751,204		10,364,109	71,482
Money held in trust		12,957		13,157	91
Securities	*1,*2	33,213,165	*1,*2	33,787,972	233,037
Loans and bills discounted	*1	98,404,137	*1	101,282,112	698,546
Foreign exchanges	*1	1,942,764	*1	2,107,576	14,536
Lease receivables and investment assets		226,302		251,775	1,737
Other assets	*1	13,243,899	*1	16,139,376	111,314
Tangible fixed assets		1,494,527		1,503,111	10,367
Intangible fixed assets		897,848		924,581	6,377
Net defined benefit asset		704,654		716,342	4,941
Deferred tax assets		74,084		86,177	594
Customers’ liabilities for acceptances and guarantees	*1	13,693,771	*1	14,666,286	101,154
Reserve for possible loan losses		(750,369)		(762,786)	(5,261)

Total assets		¥270,428,564		¥284,634,759	$1,963,134

QUARTERLY CONSOLIDATED BALANCE SHEETS

	Millions of yen		Millions of U.S. dollars
	March 31, 2023	June 30, 2023	June 30, 2023
Liabilities and net assets:
Liabilities:
Deposits	¥158,770,253	¥161,003,648	$1,110,447
Negotiable certificates of deposit	13,025,555	14,060,196	96,974
Call money and bills sold	2,569,055	2,135,347	14,728
Payables under repurchase agreements	16,772,716	19,931,263	137,466
Payables under securities lending transactions	1,521,271	1,344,261	9,271
Commercial paper	2,349,956	2,005,546	13,832
Trading liabilities	8,066,745	9,866,513	68,050
Borrowed money	13,674,830	14,129,890	97,454
Foreign exchanges	1,465,847	1,740,216	12,002
Short-term bonds	424,000	630,500	4,349
Bonds	10,365,003	11,348,640	78,272
Due to trust account	2,413,464	2,408,719	16,613
Other liabilities	11,923,748	15,253,783	105,206
Reserve for employee bonuses	96,254	37,874	261
Reserve for executive bonuses	3,307	—	—
Net defined benefit liability	35,449	35,656	246
Reserve for executive retirement benefits	1,133	895	6
Reserve for point service program	28,659	29,503	203
Reserve for reimbursement of deposits	10,845	9,731	67
Reserve for losses on interest repayment	128,378	120,257	829
Reserves under the special laws	3,902	4,164	29
Deferred tax liabilities	265,354	415,525	2,866
Deferred tax liabilities for land revaluation	27,952	27,952	193
Acceptances and guarantees	13,693,771	14,666,286	101,154

Total liabilities	257,637,458	271,206,377	1,870,518

Net assets:
Capital stock	2,342,537	2,342,537	16,157
Capital surplus	694,052	694,060	4,787
Retained earnings	7,423,600	7,308,259	50,405
Treasury stock	(151,798)	(17,749)	(122)

Total stockholders’ equity	10,308,391	10,327,108	71,226

Net unrealized gains (losses) on other securities	1,373,521	1,645,728	11,351
Net deferred gains (losses) on hedges	(13,293)	24,833	171
Land revaluation excess	35,005	35,056	242
Foreign currency translation adjustments	843,614	1,152,645	7,950
Accumulated remeasurements of defined benefit plans	133,226	128,424	886

Total accumulated other comprehensive income	2,372,074	2,986,689	20,599

Stock acquisition rights	1,145	1,044	7
Non-controlling interests	109,495	113,540	783

Total net assets	12,791,106	13,428,381	92,616

Total liabilities and net assets	¥270,428,564	¥284,634,759	$1,963,134

QUARTERLY CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen				Millions of U.S. dollars
Three months ended June 30	2022		2023		2023
Ordinary income		¥1,331,703		¥2,273,292	$15,679
Interest income		637,403		1,411,067	9,732
Interest on loans and discounts		441,177		869,210	5,995
Interest and dividends on securities		108,984		128,484	886
Trust fees		1,478		1,845	13
Fees and commissions		336,330		390,147	2,691
Trading income		4,543		122,789	847
Other operating income		255,237		265,156	1,829
Other income	*1	96,710	*1	82,286	568
Ordinary expenses		982,028		1,924,154	13,271
Interest expenses		205,653		990,570	6,832
Interest on deposits		63,559		383,413	2,644
Fees and commissions payments		56,222		60,279	416
Trading losses		90,643		195,454	1,348
Other operating expenses		85,556		69,312	478
General and administrative expenses		484,021		535,092	3,691
Other expenses	*2	59,932	*2	73,445	507

Ordinary profit		349,674		349,137	2,408

Extraordinary gains	*3	10	*3	11	0
Extraordinary losses	*4	998	*4	1,137	8

Income before income taxes		348,686		348,012	2,400

Income taxes		93,962		97,289	671

Profit		254,724		250,722	1,729

Profit attributable to non-controlling interests		2,284		2,705	19

Profit attributable to owners of parent		¥252,439		¥248,016	$1,711

QUARTERLY CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen		Millions of U.S. dollars
Three months ended June 30	2022	2023	2023
Profit	¥254,724	¥250,722	$1,729
Other comprehensive income (losses)	136,901	617,485	4,259
Net unrealized gains (losses) on other securities	(365,102)	267,072	1,842
Net deferred gains (losses) on hedges	71,230	38,081	263
Foreign currency translation adjustments	393,295	302,972	2,090
Remeasurements of defined benefit plans	(5,525)	(4,818)	(33)
Share of other comprehensive income of affiliates	43,003	14,178	98

Total comprehensive income	391,625	868,208	5,988

Comprehensive income attributable to owners of parent	390,357	862,580	5,949
Comprehensive income attributable to non-controlling interests	1,268	5,627	39

NOTES TO UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS

(Basis of presentation)

Sumitomo Mitsui Financial Group, Inc. (“the Company”) was established on December 2, 2002 as a holding company for the SMBC Group (“the Group”) through a statutory share transfer (kabushiki iten) of all of the outstanding equity securities of Sumitomo Mitsui Banking Corporation (“SMBC”) in exchange for the Company’s newly issued securities. The Company is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan. Upon formation of the Company and completion of the statutory share transfer, SMBC became a direct wholly owned subsidiary of the Company.

The Company has prepared the accompanying consolidated financial statements in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Act and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan (“Japanese GAAP”), which are different in certain respects as to application and disclosure requirements from International Financial Reporting Standards (“IFRS”).

The accounts of overseas subsidiaries and affiliated companies are, in principle, integrated with those of the Company’s accounting policies for purposes of consolidation unless they apply different accounting principles and standards as required under U.S. GAAP or IFRS, in which case a certain limited number of items are adjusted based on their materiality.

These consolidated financial statements are translated from the consolidated financial statements contained in the quarterly securities report filed under the Financial Instruments and Exchange Act of Japan (“FIEA based financial statements”) except for the addition of U.S. dollar figures.

Amounts less than ¥1 million have been rounded down. As a result, the totals in Japanese yen shown in the financial statements do not necessarily agree with the sum of the individual amounts.

The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers outside Japan, using the prevailing exchange rate at June 30, 2023 which was ¥144.99 to US$1. These translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that rate.

(Changes in the scope of consolidation or in the scope of equity method)

(1)	Significant changes in the scope of consolidation

Not applicable.

(2)	Significant changes in the scope of equity method

Not applicable.

(Applied special accounting methods used for preparing quarterly consolidated financial statements)

Accounting treatment of tax expenses

The Company and certain domestic consolidated subsidiaries calculated tax expenses by multiplying Income before income taxes by an effective tax rate that was reasonably estimated by applying tax effect accounting to estimated Income before income taxes for the fiscal year ending March 31, 2024 including the period for the three months ended June 30, 2023. Amounts of Income taxes include Income taxes-deferred.

(Notes to quarterly consolidated balance sheets)

*1	Claims under the Banking Act and the Act on Emergency Measures for the Revitalization of Financial Functions

Claims under the Banking Act and the Act on Emergency Measures for the Revitalization of Financial Functions at March 31, 2023 and June 30, 2023 were as follows. The claims were items that were recorded under the following items on the quarterly consolidated balance sheet (consolidated balance sheet): bonds included in “Securities” (limited to bonds for which the redemption of principal and the payment of interest in whole or in part are guaranteed, and that are issued through private placements (under Article 2, Paragraph 3 of the Financial Instruments and Exchange Act)), loans and bills discounted, foreign exchanges, accrued interest and suspense payments included in “Other assets,” and customers’ liabilities for acceptances and guarantees. If security lending listed in the notes was conducted, such securities (limited to those based on loan for a use agreement or lease agreement) were also included in the claims.

	Millions of yen
	March 31, 2023	June 30, 2023
Bankrupt and quasi-bankrupt loans	¥92,941	¥90,285
Doubtful loans	494,158	515,989
Substandard loans	340,732	339,574
Past due loans (3 months or more)	19,944	30,776
Restructured loans	320,788	308,797

Subtotal	927,833	945,849

Normal loans	115,139,286	119,199,925

Total	¥116,067,120	¥120,145,774

The amounts of loans presented above were the amounts before deduction of reserve for possible loan losses.

*2	Guaranteed amount to privately-placed bonds

The amounts guaranteed by banking subsidiaries to privately-placed bonds (stipulated by Article 2, Paragraph 3 of the Financial Instruments and Exchange Act) in “Securities” at March 31, 2023 and June 30, 2023 were as follows:

	Millions of yen
	March 31, 2023	June 30, 2023
Guaranteed amount to privately-placed bonds	¥1,306,809	¥932,803

(Notes to quarterly consolidated statements of income)

*1	Other income

“Other income” for the three months ended June 30, 2022 and 2023 included the following:

Three months ended June 30, 2022	Millions of yen	Three months ended June 30, 2023	Millions of yen
Gains on sales of stocks and others	¥55,535	Gains on sales of stocks and others	¥50,174
Equity in gains of affiliates	32,712

*2	Other expenses

“Other expenses” for the three months ended June 30, 2022 and 2023 included the following:

Three months ended June 30, 2022	Millions of yen	Three months ended June 30, 2023	Millions of yen
Write-off of loans	¥26,898	Write-off of loans	¥46,541
Losses on sales of stocks and others	14,230

*3	Extraordinary gains

“Extraordinary gains” for the three months ended June 30, 2022 and 2023 included the following:

Three months ended June 30, 2022	Millions of yen	Three months ended June 30, 2023	Millions of yen
Gains on disposal of fixed assets	¥10	Gains on disposal of fixed assets	¥11

*4	Extraordinary losses

“Extraordinary losses” for the three months ended June 30, 2022 and 2023 were as follows:

Three months ended June 30, 2022	Millions of yen	Three months ended June 30, 2023	Millions of yen
Losses on impairment of fixed assets	¥629	Losses on impairment of fixed assets	¥631
Losses on disposal of fixed assets	368	Provision for reserve for contingent liabilities from financial instruments transactions	262
		Losses on disposal of fixed assets	243

(Notes to quarterly consolidated statements of cash flows)

Quarterly consolidated statements of cash flows were not prepared for the three months ended June 30, 2023. “Depreciation” (including amortization of intangible fixed assets other than goodwill) and “Amortization of goodwill” for the three months ended June 30, 2022 and 2023 were as follows:

	Millions of yen
Three months ended June 30	2022	2023
Depreciation	¥58,946	¥62,062
Amortization of goodwill	8,209	8,262

(Notes to stockholders’ equity)

Dividends paid in the three months ended June 30, 2022

Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Cash dividends per share	Record date	Effective date	Source of dividends
Ordinary general meeting of shareholders held on June 29, 2022	Common stock	¥143,936	¥105	March 31, 2022	June 30, 2022	Retained earnings

Dividends paid in the three months ended June 30, 2023

Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Cash dividends per share	Record date	Effective date	Source of dividends
Ordinary general meeting of shareholders held on June 29, 2023	Common stock	¥168,077	¥125	March 31, 2023	June 30, 2023	Retained earnings

(Notes to segment and other related information)

[Segment information]

1.	Information on profit and loss amount by reportable segment

Three months ended June 30, 2022	Millions of yen
	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥166,700	¥271,700	¥268,100	¥136,200	¥(45,783)	¥796,917
General and administrative expenses	(73,400)	(230,800)	(145,200)	(27,200)	(7,421)	(484,021)
Others	15,700	800	32,500	6,800	(23,088)	32,712

Consolidated net business profit	¥109,000	¥41,700	¥155,400	¥115,800	¥(76,291)	¥345,609

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

Three months ended June 30, 2023	Millions of yen
	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥172,900	¥304,600	¥331,300	¥149,400	¥(82,811)	¥875,389
General and administrative expenses	(76,300)	(261,600)	(187,600)	(38,800)	29,208	(535,092)
Others	25,100	800	12,800	7,400	(29,230)	16,870

Consolidated net business profit	¥121,700	¥43,800	¥156,500	¥118,000	¥(82,833)	¥357,167

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

2.	Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on quarterly consolidated statements of income (adjustment of difference)

Three months ended June 30, 2022	Millions of yen
Consolidated net business profit	¥345,609
Other ordinary income (excluding equity in gains of affiliates)	63,997
Other ordinary expenses	(59,932)

Ordinary profit on quarterly consolidated statements of income	¥349,674

Note:    Figures shown in the parenthesis represent the loss.

Three months ended June 30, 2023	Millions of yen
Consolidated net business profit	¥357,167
Other ordinary income (excluding equity in gains of affiliates)	65,415
Other ordinary expenses	(73,445)

Ordinary profit on quarterly consolidated statements of income	¥349,137

Note:    Figures shown in the parenthesis represent the loss.

(Notes to financial instruments)

There were no significant matters to be disclosed regarding financial instruments.

(Notes to securities)

The amounts shown in the following tables include negotiable certificates of deposit classified as “Cash and due from banks,” and beneficiary claims on loan trust classified as “Monetary claims bought,” in addition to “Securities” stated in the quarterly consolidated balance sheets.

1.	Bonds classified as held-to-maturity

	Millions of yen
March 31, 2023	Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Japanese government bonds	¥72,549	¥72,518	¥(30)
Japanese local government bonds	93,043	92,689	(354)
Japanese corporate bonds	—	—	—
Other	—	—	—

Total	¥165,592	¥165,207	¥(384)

Note: The fair values are based on their market prices and others at the end of the fiscal year.
	Millions of yen
June 30, 2023	Quarterly consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Japanese government bonds	¥78,552	¥78,715	¥162
Japanese local government bonds	121,240	121,212	(27)
Japanese corporate bonds	—	—	—
Other	—	—	—

Total	¥199,793	¥199,928	¥135

Note: The fair values are based on their market prices and others at the end of the period.

2.	Other securities

	Millions of yen
March 31, 2023	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Stocks	¥1,225,266	¥3,170,035	¥1,944,768
Bonds	13,241,697	13,177,490	(64,206)
Japanese government bonds	9,612,731	9,576,298	(36,433)
Japanese local government bonds	1,106,877	1,087,625	(19,252)
Japanese corporate bonds	2,522,088	2,513,567	(8,521)
Other	15,490,127	15,524,713	34,586

Total	¥29,957,091	¥31,872,239	¥1,915,148

Notes:	1.	Consolidated balance sheet amount is measured at fair value based on its market price and others at the end of the fiscal year.
	2.	There were no net unrealized gains (losses) on other securities shown above for the fiscal year ended March 31, 2023 recognized in the earnings by applying fair value hedge accounting.

	Millions of yen
June 30, 2023	Acquisition cost	Quarterly consolidated balance sheet amount	Net unrealized gains (losses)
Stocks	¥1,214,701	¥3,563,577	¥2,348,876
Bonds	11,892,536	11,840,620	(51,916)
Japanese government bonds	8,355,217	8,324,569	(30,648)
Japanese local government bonds	1,107,053	1,091,592	(15,460)
Japanese corporate bonds	2,430,265	2,424,458	(5,807)
Other	16,929,367	16,933,436	4,069

Total	¥30,036,605	¥32,337,634	¥2,301,029

Notes:	1.	Quarterly consolidated balance sheet amount is measured at fair value based on its market price and others at the end of the period.
	2.	There were no net unrealized gains (losses) on other securities shown above for the three months ended June 30, 2023 recognized in the earnings by applying fair value hedge accounting.

3.	Write-down of securities

Bonds classified as held-to-maturity and other securities (excluding other securities whose quarterly consolidated balance sheet amounts are not measured at fair value) are considered as impaired if the fair value decreases materially below the acquisition cost and such decline is not considered as recoverable. The fair value is recognized as the quarterly consolidated balance sheet amount (consolidated balance sheet amount) and the amount of write-down is accounted for as valuation loss for the period. Valuation losses for the fiscal year ended March 31, 2023 and for the three months ended June 30, 2023 were ¥408 million and ¥2,281 million, respectively. The rule for determining “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/Effectively bankrupt/Potentially bankrupt issuers:	Fair value is lower than acquisition cost.
Issuers requiring caution:	Fair value is 30% or lower than acquisition cost.
Normal issuers:	Fair value is 50% or lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.

Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.

Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.

Issuers requiring caution: Issuers that are identified for close monitoring.

Normal issuers: Issuers other than the above 4 categories of issuers.

(Notes to money held in trust)

1.	Money held in trust classified as held-to-maturity

Fiscal year ended March 31, 2023

There were no corresponding transactions.

Three months ended June 30, 2023

There were no corresponding transactions.

2.	Other money held in trust (other than trading purpose and held-to-maturity)

	Millions of yen
March 31, 2023	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Other money held in trust	¥312	¥312	¥—

Note:    Consolidated balance sheet amount is measured at fair value based on its market price and others at the end of the fiscal year.

	Millions of yen
June 30, 2023	Acquisition cost	Quarterly consolidated balance sheet amount	Net unrealized gains (losses)
Other money held in trust	¥312	¥312	¥—

Note:    Quarterly consolidated balance sheet amount is measured at fair value based on its market price and others at the end of the period.

(Notes to derivative transactions)

(1) Interest rate derivatives

	Millions of yen
March 31, 2023	Contract amount	Fair value	Valuation gains (losses)
Listed
Interest rate futures	¥125,792,230	¥864	¥864
Interest rate options	262,114,996	34,682	34,682
Over-the-counter
Forward rate agreements	24,333,075	6,389	6,389
Interest rate swaps	1,037,172,904	(276,732)	(276,732)
Interest rate swaptions	57,632,399	7,779	7,779
Caps	121,706,005	(1,277,103)	(1,277,103)
Floors	17,747,718	15,902	15,902
Other	42,468,747	103,421	103,421

Total	/	¥(1,384,794)	¥(1,384,794)

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the consolidated statements of income.

Derivative transactions to which the hedge accounting method was applied were not included in the table above.

	Millions of yen
June 30, 2023	Contract amount	Fair value	Valuation gains (losses)
Listed
Interest rate futures	¥163,483,639	¥8,569	¥8,569
Interest rate options	233,548,587	17,309	17,309
Over-the-counter
Forward rate agreements	31,952,285	9,306	9,306
Interest rate swaps	1,337,406,854	(505,228)	(505,228)
Interest rate swaptions	66,372,697	4,904	4,904
Caps	93,473,004	(1,017,387)	(1,017,387)
Floors	19,340,738	14,142	14,142
Other	91,114,193	(317,054)	(317,054)

Total	/	¥(1,785,436)	¥(1,785,436)

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the quarterly consolidated statements of income.

Derivative transactions to which the hedge accounting method was applied were not included in the table above.

(2) Currency derivatives

	Millions of yen
March 31, 2023	Contract amount	Fair value	Valuation gains (losses)
Listed
Currency futures	¥1,114	¥145	¥145
Over-the-counter
Currency swaps	94,182,678	1,166,422	341,046
Currency swaptions	2,356,930	13,997	13,997
Forward foreign exchange	118,701,033	(148,148)	(148,148)
Currency options	8,566,312	(2,862)	(2,862)

Total	/	¥1,029,554	¥204,179

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the consolidated statements of income.

Derivative transactions to which the hedge accounting method was applied were not included in the table above. In addition, transactions related to financial assets and liabilities denominated in foreign currencies and recognized in the consolidated balance sheets, or transactions related to financial assets and liabilities denominated in foreign currencies which had been eliminated in the consolidation were not included in the table above.

	Millions of yen
June 30, 2023	Contract amount	Fair value	Valuation gains (losses)
Listed
Currency futures	¥1,351	¥613	¥613
Over-the-counter
Currency swaps	103,706,195	1,375,808	363,118
Currency swaptions	2,225,358	1,248	1,248
Forward foreign exchange	127,772,291	(103,034)	(103,034)
Currency options	9,270,185	(31,909)	(31,909)

Total	/	¥1,242,726	¥230,036

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the quarterly consolidated statements of income.

Derivative transactions to which the hedge accounting method was applied were not included in the table above. In addition, transactions related to financial assets and liabilities denominated in foreign currencies and recognized in the quarterly consolidated balance sheets, or transactions related to financial assets and liabilities denominated in foreign currencies which had been eliminated in the consolidation were not included in the table above.

(3) Equity derivatives

	Millions of yen
March 31, 2023	Contract amount	Fair value	Valuation gains (losses)
Listed
Equity price index futures	¥1,362,290	¥(5,229)	¥(5,229)
Equity price index options	565,732	(8,401)	(8,401)
Over-the-counter
Equity options	240,985	17,044	17,044
Equity index forward contracts	146,368	12,566	12,566
Equity price index swaps	148,424	20,385	20,385
Other	9,371	(749)	(749)

Total	/	¥35,616	¥35,616

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the consolidated statements of income.

Derivative transactions to which the hedge accounting method was applied were not included in the table above.

	Millions of yen
June 30, 2023	Contract amount	Fair value	Valuation gains (losses)
Listed
Equity price index futures	¥1,423,520	¥(8,295)	¥(8,295)
Equity price index options	631,112	(7,561)	(7,561)
Over-the-counter
Equity options	234,569	13,996	13,996
Equity index forward contracts	382,773	(24,070)	(24,070)
Equity price index swaps	99,669	9,678	9,678
Other	11,173	(966)	(966)

Total	/	¥(17,219)	¥(17,219)

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the quarterly consolidated statements of income.

Derivative transactions to which the hedge accounting method was applied were not included in the table above.

(4) Bond derivatives

	Millions of yen
March 31, 2023	Contract amount	Fair value	Valuation gains (losses)
Listed
Bond futures	¥3,834,271	¥(334)	¥(334)
Bond futures options	41,551	51	51
Over-the-counter
Bond forward contracts	699	(1)	(1)
Bond options	363,066	(353)	(353)

Total	/	¥(637)	¥(637)

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the consolidated statements of income.

Derivative transactions to which the hedge accounting method was applied were not included in the table above.

	Millions of yen
June 30, 2023	Contract amount	Fair value	Valuation gains (losses)
Listed
Bond futures	¥4,927,835	¥1,747	¥1,747
Bond futures options	111,238	(82)	(82)
Over-the-counter
Bond forward contracts	412	6	6
Bond options	487,338	1,290	1,290

Total	/	¥2,961	¥2,961

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the quarterly consolidated statements of income.

Derivative transactions to which the hedge accounting method was applied were not included in the table above.

(5) Commodity derivatives

	Millions of yen
March 31, 2023	Contract amount	Fair value	Valuation gains (losses)
Listed
Commodity futures	¥25,427	¥(839)	¥(839)
Over-the-counter
Commodity swaps	73,009	2,127	2,127
Commodity options	31,050	(234)	(234)

Total	/	¥1,053	¥1,053

Notes:	1.

The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the consolidated statements of income.

Derivative transactions to which the hedge accounting method was applied were not included in the table above.

	2.	Underlying assets of commodity derivatives were fuels and metals.

	Millions of yen
June 30, 2023	Contract amount	Fair value	Valuation gains (losses)
Listed
Commodity futures	¥38,891	¥(598)	¥(598)
Over-the-counter
Commodity swaps	75,102	2,057	2,057
Commodity options	22,307	(189)	(189)

Total	/	¥1,269	¥1,269

Notes:	1.

The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the quarterly consolidated statements of income.

Derivative transactions to which the hedge accounting method was applied were not included in the table above.

	2.	Underlying assets of commodity derivatives were fuels and metals.

(6) Credit derivative transactions

	Millions of yen
March 31, 2023	Contract amount	Fair value	Valuation gains (losses)
Over-the-counter
Credit default options	¥3,059,567	¥969	¥969

Total	/	¥969	¥969

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the consolidated statements of income.

Derivative transactions to which the hedge accounting method was applied were not included in the table above.

	Millions of yen
June 30, 2023	Contract amount	Fair value	Valuation gains (losses)
Over-the-counter
Credit default options	¥3,051,282	¥(2,968)	¥(2,968)

Total	/	¥(2,968)	¥(2,968)

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the quarterly consolidated statements of income.

Derivative transactions to which the hedge accounting method was applied were not included in the table above.

(Business combination)

There was no significant business combination to be disclosed.

(Revenue recognition)

Information on breakdown of revenues from contracts with customers.

	Millions of yen
Three months ended June 30	2022	2023
Ordinary income	¥1,331,703	¥2,273,292
Fees and commissions	336,330	390,147
Deposits and loans	55,979	69,843
Remittances and transfers	36,317	37,753
Securities-related business	29,887	42,895
Agency	2,264	2,361
Safe deposits	1,924	2,002
Guarantees	21,516	22,840
Credit card business	88,489	102,221
Investment trusts	38,196	39,900
Others	61,753	70,327

Note:

Fees and commissions obtained through Deposits and loans principally arise in the Wholesale Business Unit and the Global Business Unit, Remittances and transfers principally arise in the Wholesale Business Unit, the Retail Business Unit, and the Global Business Unit, Securities-related business principally arise in the Wholesale Business Unit, the Retail Business Unit, and the Global Business Unit, Credit card business principally arise in the Retail Business Unit, and Investment trusts principally arise in the Retail Business Unit and Head office account and others. Income based on “Accounting Standard for Financial Instruments” (ASBJ Statement No. 10, July 4, 2019) is also included in the table above.

(Per share data)

Earnings per share, earnings per share (diluted) and each calculation method were as follows:

	Millions of yen, except per share data and number of shares
Three months ended June 30	2022	2023
(i) Earnings per share	¥184.14	¥185.69
[The calculation method]
Profit attributable to owners of parent	252,439	248,016
Amount not attributable to common stockholders	—	—
Profit attributable to owners of parent attributable to common stock	252,439	248,016
Average number of common stock during the period (in thousands)	1,370,881	1,335,616
(ii) Earnings per share (diluted)	¥184.08	¥185.64
[The calculation method]
Adjustment for profit attributable to owners of parent	—	—
Adjustment of dilutive shares issued by consolidated subsidiaries and equity method affiliates	—	—
Increase in the number of common stock (in thousands)	500	408
Stock acquisition rights (in thousands)	500	408
Outline of dilutive shares which were not included in the calculation of “Earnings Per Share (diluted)” because they do not have dilutive effect and have significant changes from the fiscal year ended March 31, 2023:	—	—

(Significant subsequent events)

There were no significant subsequent events to be disclosed.

(Others)

Not applicable.